Exhibit (a)(1)(I)

News Release	Bayer AG Communications 51368 Leverkusen Germany Phone +49 214 30-1 www.press.bayer.com

Tender offer successful:

Bayer acquires majority interest in Conceptus

•	96.4 percent of Conceptus’ shares tendered

•	Conceptus imminently to become a wholly-owned Bayer subsidiary

Leverkusen, June 5, 2013 – The Bayer Group has successfully completed its tender offer for the outstanding shares of Conceptus, Inc., Mountain View, California (NASDAQ:CPTS). As of the expiration of the offer period last night, 31,983,536 shares were validly tendered and not withdrawn in the tender offer, representing approximately 96.4 percent of the currently outstanding shares – including 2,198,177 shares delivered through notices of guaranteed delivery, representing approximately 6.6 percent of the currently outstanding shares. Bayer has accepted for payment all shares validly tendered into and not withdrawn from the tender offer and will promptly make payment for such shares.

“We are pleased with Conceptus stockholders’ positive response to our offer. It demonstrates the outstanding perspectives opened up by this acquisition project,” said Dr. Marijn Dekkers, CEO of Bayer AG.

Bayer currently intends to exercise its “top-up” option, pursuant to which Conceptus will issue a number of shares to Bayer (at a price per share equal to the offer price) that will result in Bayer owning over 90 percent of the outstanding shares, enabling it to gain full ownership of Conceptus without convening a general meeting of Conceptus stockholders.

As a result of the purchase of shares in the tender offer, a merger between Conceptus and a Bayer subsidiary is planned to be effected imminently, giving Bayer full ownership

- 1/2 -

of Conceptus. Each outstanding share of common stock of Conceptus will be canceled and converted into the right to receive US$31 per share in cash, i.e. the same consideration received by holders who tendered their shares into the tender offer.

The total value of the transaction amounts to approximately US$1.1 billion (equivalent to EUR 852 million).

Conceptus has developed Essure®, the only non-surgical permanent birth control method, which it markets in the U.S. and other countries. Following the acquisition, Bayer will be able to offer an even broader range of short-term, long-term and permanent contraceptive choices for women.

Bayer: Science For A Better Life

Bayer is a global enterprise with core competencies in the fields of health care, agriculture and high-tech materials. As an innovation company, it sets trends in research-intensive areas. Bayer’s products and services are designed to benefit people and improve the quality of life. At the same time, the Group aims to create value through innovation, growth and high earning power. Bayer is committed to the principles of sustainable development and acts as a socially and ethically responsible corporate citizen. In fiscal 2012, Bayer employed some 110,500 people and had sales of EUR 39.8 billion. Capital expenditures amounted to EUR 2.0 billion, R&D expenses to EUR 3.0 billion. For more information, go to www.bayer.com.

Contact:

Christian Hartel, phone +49 214 30 47686

Email: christian.hartel@bayer.com

For more information go to www.bayer.com

ha                (2013-0314-E)

Forward-Looking Statements

This release may contain forward-looking statements based on current assumptions and forecasts made by Bayer Group or subgroup management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those described in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

- 2/2 -